UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of November 2020

Commission File Number 1-15028

China Unicom (Hong Kong) Limited

(Exact Name of Registrant as Specified in Its Charter)

75/F, The Center,

99 Queen’s Road Central, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

EXHIBITS

Exhibit Number

1.	Announcement dated November 6, 2020 in respect of Acquisition of 51% Equity Interest in FAW Communication Science and Technology from Unicom Group.

FORWARD-LOOKING STATEMENTS

This announcement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements may include, without limitation, statements relating to (i) the Company’s plans and strategies and the ability to successfully execute these plans and strategies, including those in connection with mergers and acquisitions and capital expenditures; (ii) the Company’s plans for network expansion, including those in connection with the build-out of mobile services and network infrastructure; (iii) the Company’s competitive position, including the ability to upgrade and expand existing networks and increase network efficiency, to improve existing services and offer new services, to develop new technological applications and to leverage the Company’s position as an integrated telecommunications operator and expand into new services and markets; (iv) the Company’s future business condition, including future financial results, cash flows, financing plans and dividends; (v) the future growth of market demand of, and opportunities for, the Company’s new and existing products and services; and (vi) future regulatory and other developments in the PRC telecommunications industry.

The words “anticipate”, “believe”, “could”, “estimate”, “intend”, “may”, “seek”, “will” and similar expressions, as they relate to the Company, are intended to identify certain of these forward-looking statements. The Company does not intend to update any of these forward-looking statements and are under no obligation to do so.

The forward-looking statements contained in this announcement are, by their nature, subject to significant risks and uncertainties. In addition, these forward-looking statements reflect the Company’s current views with respect to future events and are not a guarantee of the Company’s future performance. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including, without limitation:

•	the Company’s ability to effectively sustain its growth and to achieve or enhance profitability;

•

changes in the regulatory regime and policies for the PRC telecommunications industry, including without limitation, changes in the regulatory and tariff policies of the State Council of the PRC, the Ministry of Industry and Information Technology, the State-owned Assets Supervision and Administration Commission, and other relevant government authorities of the PRC;

•	changes in the PRC telecommunications industry resulting from the issuance of licenses for telecommunications services by the central government of the PRC;

•

changes in telecommunications and related technologies including the fifth generation mobile telecommunications, or 5G, and future generations of mobile technologies, and applications based on such technologies, including testing and monetization of 5G and future generations of mobile technologies;

•	the level of demand for telecommunications services, in particular, the fourth generation mobile telecommunications and 5G services;

•

competitive forces from more liberalized markets and the Company’s ability to retain market share in the face of competition from existing telecommunications companies and potential new market entrants;

•	effects of restructuring and integration (if any) in the PRC telecommunications industry and any cooperation among the PRC telecommunications operators;

•	the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital outlays;

•

the potential impact of restrictions, sanctions or other legal or regulatory actions under relevant laws and regulations in various jurisdictions on the Company, its suppliers and other business partners;

•	changes in the assumptions upon which the Company has prepared its projected financial information and capital expenditure plans;

•	costs and benefits from the Company’s investment in and arrangements with China Tower Corporation Limited;

•	impact of the COVID-19 pandemic, a disease caused by a novel strain of coronavirus known as SARS-CoV-2, on the global economy, the PRC economy and the Company’s operations and financial performance;

•	results and effects of any investigation by the relevant PRC regulatory authorities overseeing State-owned enterprises and their directors, officers and employees; and

•

changes in the political, economic, legal, tax and social conditions in China, including the PRC Government’s policies and initiatives with respect to foreign exchange policies, foreign investment activities and policies, entry by foreign companies into the Chinese telecommunications market and structural changes in the PRC telecommunications industry.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM (HONG KONG) LIMITED
(Registrant)

Date: November 9, 2020

By:	/s/ Yung Shun Loy Jacky
Name:	Yung Shun Loy Jacky
Title:	Company Secretary

Exhibit 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA UNICOM (HONG KONG) LIMITED

中國聯合網絡通信(香港)股份有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

ACQUISITION OF 51% EQUITY INTEREST

IN FAW COMMUNICATION SCIENCE AND TECHNOLOGY

FROM UNICOM GROUP

The Board is pleased to announce that on 6 November 2020, CUCL, a wholly-owned subsidiary of the Company, entered into the FAW Communication Science and Technology Acquisition Agreement with Unicom Group, pursuant to which CUCL has agreed to acquire 51% equity interest in FAW Communication Science and Technology from Unicom Group, for a purchase price of RMB131,227,590 (approximately HK$150,732,357).

LISTING RULES IMPLICATIONS

Unicom Group is the ultimate parent company of the Company and, as at the date of this announcement, indirectly controls approximately 79.9% of the issued share capital of the Company through its shareholdings in Unicom BVI and Unicom Group BVI, which directly hold 53.5% and 26.4% of the issued share capital of the Company, respectively. Accordingly, Unicom Group is a connected person of the Company and the transaction under the FAW Communication Science and Technology Acquisition Agreement constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules.

As the highest applicable percentage ratio in respect of the transaction under the FAW Communication Science and Technology Acquisition Agreement exceeds 0.1% but is less than 5%, such connected transaction is only subject to the reporting and announcement requirements under Rule 14A.76(2) of the Listing Rules but is exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules. Particulars of the transaction will be included in the relevant annual report of the Company in accordance with Rules 14A.49 and 14A.71 of the Listing Rules.

The Board (including the independent non-executive Directors but excluding the Directors who have voluntarily abstained from voting) is of the view that the FAW Communication Science and Technology Acquisition Agreement was entered into in the ordinary and usual course of business of the Company and the terms of the FAW Communication Science and Technology Acquisition Agreement are on normal commercial terms or better. The terms of the FAW Communication Science and Technology Acquisition Agreement are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

1.	INTRODUCTION

The Board is pleased to announce that on 6 November 2020, CUCL and Unicom Group entered into the FAW Communication Science and Technology Acquisition Agreement, pursuant to which CUCL has agreed to acquire 51% equity interest in FAW Communication Science and Technology from Unicom Group.

2.	FAW COMMUNICATION SCIENCE AND TECHNOLOGY ACQUISITION AGREEMENT

The principal terms of the FAW Communication Science and Technology Acquisition Agreement are set out below:

Date: 6 November 2020

Parties:	(a) CUCL (as the buyer); and

(b) Unicom Group (as the seller)

The consideration is RMB131,227,590 (approximately HK$150,732,357) (“the Purchase Price”). The Purchase Price will be paid by CUCL to Unicom Group within 60 days from the signing date of the FAW Communication Science and Technology Acquisition Agreement. The Purchase Price will be satisfied by the Group’s internal funds.

The above Purchase Price was determined after arm’s length negotiations between CUCL and Unicom Group, are on normal commercial terms, and with reference to various factors including, but not limited to, the financial and operating performance, development prospect of FAW Communication Science and Technology, the appraised value of total shareholders’ equity of FAW Communication Science and Technology as at 31 December 2019 of approximately RMB260 million (approximately HK$300 million) as set out in the valuation report prepared by an independent appraisal company, and the reasons and benefits as described below.

As advised by Unicom Group, the 51% equity interest in FAW Communication Science and Technology held by it was transferred to it from China FAW Group Co., Ltd., a state-owned enterprise, at nil consideration pursuant to the Interim Measures for the Administration of Gratuitous Transfer of State-owned Property Rights of Enterprises ( ) and other relevant laws and regulations.

3.	REASONS FOR, AND BENEFITS OF, THE ACQUISTION OF 51% EQUITY INTEREST IN FAW COMMUNICATION SCIENCE AND TECHNOLOGY

The acquisition of the 51% equity interest in FAW Communication Science and Technology will strengthen the cooperation between the Group and China FAW Group Co., Ltd., which holds the remaining 49% equity interest in FAW Communication Science and Technology as at the date of this announcement, creating strong alliance so as to complement each other’s advantages, and leverage synergistic benefits, which in turn could help promote the development and improve competitiveness and operation efficiency of FAW Communication Science and Technology, thus further drive the growth of revenue and profit of the Group in future.

4.	CONNECTION BETWEEN THE PARTIES AND HONG KONG LISTING RULES IMPLICATIONS

Unicom Group is the ultimate parent company of the Company and, as at the date of this announcement, indirectly controls approximately 79.9% of the issued share capital of the Company through its shareholdings in Unicom BVI and Unicom Group BVI, which directly hold 53.5% and 26.4% of the issued share capital of the Company, respectively. Accordingly, Unicom Group is a connected person of the Company and the transaction contemplated under the FAW Communication Science and Technology Acquisition Agreement constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules.

As the highest applicable percentage ratio in respect of the transaction under the FAW Communication Science and Technology Acquisition Agreement exceeds 0.1% but is less than 5%, such connected transaction is only subject to the reporting and announcement requirements under Rule 14A.76(2) of the Listing Rules but is exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules. Particulars of the transaction will be included in the relevant annual report of the Company in accordance with Rules 14A.49 and 14A.71 of the Listing Rules.

5.	OPINION OF THE BOARD

The Board has passed a resolution to approve the FAW Communication Science and Technology Acquisition Agreement and the transaction thereunder. The executive Directors, being Mr. Wang Xiaochu, Mr. Li Fushen, Mr. Zhu Kebing and Mr. Fan Yunjun, who also hold executive positions with Unicom Group, have voluntarily abstained from voting on the relevant resolutions of the Board. Save as disclosed in this announcement, the other Directors do not have material interest in the transaction contemplated under the FAW Communication Science and Technology Acquisition Agreement nor have they abstained from voting in respect of the relevant Board resolution.

The Board (including the independent non-executive Directors but excluding the Directors who have voluntarily abstained from voting) is of the view that the FAW Communication Science and Technology Acquisition Agreement is entered into in the ordinary and usual course of business of the Company and the terms of the FAW Communication Science and Technology Acquisition Agreement are on normal commercial terms or better. The terms of the FAW Communication Science and Technology Acquisition Agreement are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

6.	GENERAL INFORMATION

The Company was incorporated in Hong Kong on 8 February 2000. CUCL is a limited liability company incorporated on 21 April 2000 under the laws of the PRC and is a wholly-owned subsidiary of the Company. Through CUCL and its other subsidiaries, the Group provides full range and high quality information and telecommunications services in the PRC, including mobile broadband, fixed-line broadband, mobile access, fixed-line access, ICT, data communications and other related value-added services.

Unicom Group is a state-owned enterprise incorporated under the laws of the PRC and is the ultimate parent company of the Company. Unicom Group is principally engaged in telecommunications and related businesses in the PRC, including providing fixed-lined telephone, mobile, broadband and Internet-based services across the PRC.

FAW Communication Science and Technology is an enterprise incorporated on 27 September 2002 under the laws of the PRC, in which Unicom Group and China FAW Group Co., Ltd. currently hold 51% and 49% equity interest respectively. The main business scope of FAW Communication Science and Technology includes software development, information technology services, system integration, Internet access, Internet content services, broadband networks and value-added services, etc.

For the year ended 31 December 2018, net profits before taxation and net profits after taxation for FAW Communication Science and Technology were RMB61 million (approximately HK$70 million) and RMB45 million (approximately HK$52 million) respectively. For the year ended 31 December 2019, net profits before taxation and net profits after taxation for FAW Communication Science and Technology were RMB40 million (approximately HK$46 million) and RMB33 million (approximately HK$38 million) respectively. As at 31 December 2019, the audited net asset value of the FAW Communication Science and Technology was approximately RMB152 million (approximately HK$175 million). The above financial information of FAW Communication Science and Technology were prepared in accordance with the generally accepted accounting principles of the PRC.

7.	DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the meanings set out below:

“Board”	the board of directors of the Company

“Company”	(China Unicom (Hong Kong) Limited), a company incorporated under the laws of Hong Kong with limited liability and whose Shares and ADSs are listed on The Stock Exchange of Hong Kong Limited and the New York Stock Exchange, respectively

“connected person”	has the meaning ascribed to it in the Listing Rules

“controlling shareholder”	has the meaning ascribed to it in the Listing Rules

“CUCL”	(China United Network Communications Corporation Limited), a foreign-invested enterprise established under the laws of the PRC and a wholly-owned subsidiary of the Company

“Director(s)”	the director(s) of the Company

“FAW Communication Science and Technology”	Communication Science and Technology Co., Ltd. of Changchun FAW, an enterprise established under the laws of the PRC

“FAW Communication Science and Technology Acquisition Agreement”	The equity acquisition agreement dated 6 November 2020 entered into between CUCL and Unicom Group for the acquisition of 51% equity interest in FAW Communication Science and Technology from Unicom Group

“Group”	the Company and its subsidiaries

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“percentage ratio”	has the meaning ascribed to it in Chapter 14 of the Listing Rules

“PRC”	the People’s Republic of China

“RMB”	Renminbi, the lawful currency of the PRC

“Shareholders”	the shareholders of the Company

“Unicom BVI”	China Unicom (BVI) Limited, a company incorporated under the laws of the British Virgin Islands in which Unicom Group directly holds a 17.9% equity interest and (China United Network Communications Limited) holds a 82.1% equity interest as at the date of the announcement, and an immediate controlling shareholder of the Company

“Unicom Group”	(China United Network Communications Group Company Limited), a state-owned enterprise established under the laws of the PRC and the ultimate parent company of the Company

“Unicom Group BVI”	China Unicom Group Corporation (BVI) Limited, a company incorporated in the British Virgin Islands in which Unicom Group holds a 100% equity interest, and an immediate controlling shareholder of the Company

This announcement contains translations between Renminbi and Hong Kong dollar amounts at RMB0.8706= HK$1. The translations should not be taken as a representation that the Renminbi could actually be converted into Hong Kong dollars at that rate or at all.

By Order of the Board
CHINA UNICOM (HONG KONG) LIMITED YUNG SHUN LOY JACKY
Company Secretary

Hong Kong, 6 November 2020

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission.

As at the date of this announcement, the board of directors of the Company comprises:

Executive Directors:	Wang Xiaochu, Li Fushen, Zhu Kebing and Fan Yunjun
Independent Non-executive Directors:	Cheung Wing Lam Linus, Wong Wai Ming, Chung Shui Ming Timpson and Law Fan Chiu Fun Fanny